Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
February 7, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. RECEIVES FDA IND APPROVAL TO CONDUCT A U.S. PHASE I CLINICAL STUDY WITH ITS LUNG CANCER DRUG CANDIDATE L-DOS47

AURORA, Ontario, February 7, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that it has received approval for its investigational new drug (“IND”) application from the United States Food and Drug Administration (“FDA”) to perform its planned U.S. Phase I clinical safety and tolerability study of its lung cancer drug candidate L-DOS47.

L-DOS47 is the Company’s first therapeutic immunoconjugate drug candidate under development based upon its novel DOS47 platform technology, which is designed to modify the microenvironmental conditions of cancer cells in a manner that leads to their destruction. L-DOS47 is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

The FDA has completed its review of the IND and concluded that it is acceptable for Helix to proceed with the study, contingent on Helix providing an amended version of the clinical protocol beforehand, reflecting several minor changes that FDA stipulated during the course of the IND review.

“Receiving FDA approval to perform this study is a major milestone for Helix,” said John Docherty, president of Helix BioPharma Corp. “We are very pleased that in granting this approval the FDA considers that L-DOS47 merits entry into the human clinical stage of its development.”

The Company will now proceed with its remaining pre-study logistical preparations, including preparation and filing with the FDA of the required clinical protocol amendment, with a view to commencing clinical site initiation and patient recruitment activities late spring to early summer of this year.

About the Planned Phase I Study

The Phase I study will be an open-label, first-in-human study to primarily evaluate the safety and tolerability of L-DOS47. This study will therefore be conducted in patients with refractory solid cancerous tumors of any type, as is common practice for Phase I oncology studies, with a view to maximizing the rate of patient recruitment.

The Company is planning to conduct the study at three U.S. centers: under the direction of Dr. Thomas Stinchcombe at the University of North Carolina, Chapel Hill; Dr. Anthony Olszansky at the Fox Chase Cancer Center, Philadelphia; and Dr. David Hong and Dr. Sarina Piha-Paul at the University of Texas, MD Anderson Cancer Center, Houston.

The study will begin with a dose of 0.13 micrograms of L-DOS47 per kilogram of patient body weight. L-DOS47 will be infused in ascending dose levels in groups of 3-to-6 patients per ascending dose level once weekly for three weeks followed by one week of rest (one treatment cycle = four weeks), over four planned treatment cycles. The total number of patients to be enrolled in the study will ultimately depend on how many ascending dose levels are required to reach the maximum tolerated dose (“MTD”); however, based on the Company’s preclinical studies to-date, it currently estimates that the study will enroll approximately 30 to 50 patients in order to reach the MTD. Study patients will be male or female at least 18 years of age with histologically or cytologically confirmed stage IV solid cancerous tumors of any type, which are deemed by their physician to be unresponsive to, or untreatable by, standard therapies. Patients will have an Eastern Cooperative Oncology Group (“ECOG”) performance status of 0 – 1 at the screening visit for this study, and will have at least one site of measurable disease per the Response Evaluation Criteria In Solid Tumors (“RECIST”) v1.1. After four treatment cycles, at the discretion of the investigator and in consultation with the medical monitor, patients who experience clinical benefit may be eligible to continue L-DOS47 for as long as the treatment is well tolerated and the clinical benefit is sustained. End of study is defined as 30 days after the last patient’s last dose (last dose of treatment cycle four), or when all patients have discontinued, whichever occurs sooner.

The Company plans to prioritize its current capital resources to initiating this U.S. Phase I study as well as a planned Polish Phase I/II study assuming the required regulatory approval is also obtained for the planned Polish study in a timely fashion. The Company expects to file the regulatory dossier for the planned Polish Phase I/II study in the coming weeks. The Company is still in the process of finalizing the required third-party service provider costing proposals to execute both studies and has not yet committed any funds for this purpose. Also, the Company will require additional capital in order to see both studies through to completion. The Company estimates that its U.S. Phase I study and its planned Polish Phase I/II study will have durations of not less than 12 months and 18 months after commencement of patient enrolment, respectively, followed by analysis and reporting of the study results in each case. These estimates are based on the Company’s current planned schedules, which includes estimates of patient availability and recruitment rate in both jurisdictions, and assume that the Company will be able to obtain the requisite additional financing to complete the studies in a timely manner.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. It is designed to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, L-DOS47 is believed to modify the microenvironmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, L-DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. As well, the local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of L-DOS47; L-DOS47 as an innovative cancer treatment for NSCLC; the Company’s plans to commence human clinical testing of the drug candidate; its planned Phase I study, including study methodology and estimates regarding the number of patients and time frames for the studies and initiation and patient recruitment for the U.S. study; its planned Polish Phase I/II study; its priorities for capital resources; its need for additional capital; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; uncertainty whether the regulatory dossier for the Polish Phase I/II study will be submitted in the coming weeks or at all, or if submitted, whether regulatory approval will be received in a timely manner or at all; insufficient or delayed patient enrolment for any of the planned studies; the risk that the design or duration, or both, of the planned studies may be different than currently intended; the risk that the Company’s expected timing of events may not be met; uncertainty whether the Company’s planned studies referred to in this news release will be conducted or achieve expected results; assuming the planned U.S. Phase I and Polish Phase

I/II studies are successful, the need for further regulatory approvals, including marketing authorizations, which may be delayed or denied; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the need for further clinical trials beyond those mentioned in this news release which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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